May 28, 2025

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Attn: Myra Moosariparambil, Steve Lo, John Coleman, Cheryl Brown, and Irene

Barberena-Meissner

Re:	Anfield Energy Inc.

Draft Registration Statement on Form 20-F

Ladies and Gentlemen:

This letter is to inform the staff (the “Staff”) of the Division of International Corporation Finance of the Securities and Exchange Commission (the “SEC”) that Anfield Energy Inc. (the “Company”) is submitting a draft registration statement on Form 20-F (the “Registration Statement”) pursuant to Section 12(b) of the Securities Exchange Act of 1934 via EDGAR to the SEC for confidential non-public review. The Registration Statement updates the draft registration statement that was originally confidentially submitted to the SEC on April 21, 2025.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least two business days prior to the anticipated date of effectiveness for the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or raymer.richard@dorsey.com.

Very truly yours, Anfield Energy Inc. /s/ Corey Dias Corey Dias Chief Executive Officer

cc:	Richard Raymer, Dorsey & Whitney LLP